Exhibit 4.3

EMI share option agreement

This Agreement is made on [●]

Parties

(1)	Vertical Aerospace Group Ltd (registered number 12590994) whose registered office is at 140-142 Kensington Church Street, London, W8 4BN (Company); and

(2)	[●]

(the Option Holder).

Background

A	The Company has agreed to grant to the Option Holder an Option to acquire Shares on the terms set out in this Agreement.

B	The Option is intended to be a tax-advantaged EMI Option granted under the provisions of Schedule 5.

C	The Company is a qualifying company as defined in Part 3 of Schedule 5.

D	The Option is granted for commercial reasons in order to recruit or retain the Option Holder and not as part of a scheme or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax.

E	The Option Holder declares that the average time that they are required to work as an employee on the business of the Group is at least 25 hours a week or if less 75% of their working time (as defined in paragraph 27 of Schedule 5), or that they otherwise satisfy paragraph 26 of Schedule 5.

F	The Company will satisfy the exercise of the Option by transferring or procuring the transfer of Shares or issuing new Shares.

G	The Option Holder has agreed to grant the Company a Call Option to acquire Shares, subject to the terms of this Agreement.

1	Definitions

In this Agreement, except where the context otherwise requires, the words and expressions set out below will bear the following meanings, namely:

Acquiring Company	has the meaning ascribed to it in paragraph 39 of Schedule 5;

Committed Time	has the meaning given in paragraph 26 of Schedule 5;

Control	has the meaning given in section 995 of the Income Taxes Act 2007;

Date of Grant	in respect of the Option, means the date on which this Agreement is entered into by all parties to it;

Directors	means the board of directors of the Company from time to time or a duly authorised committee of such directors;

Disqualifying Event	means the first to occur of an event that is (or is to be treated as) a disqualifying event as specified in sections 533 to 539 inclusive of ITEPA;

EMI Option	means an Option which satisfies the relevant provisions of Schedule 5;

Employer Company	means the company by reference to whose employment the Committed Time requirement is met by the Option Holder in respect of EMI Options or, if the Option is an Unapproved Option, the employing company of the Option Holder;

Employer’s NICs	means secondary class 1 (employer’s) national insurance contributions, or employer’s social security or similar contributions;

Exchange Offer	has the meaning ascribed to it in clause 5.7;

Exercise Price	means the price per Share to be paid by the Option Holder on the exercise of the Option, as stated in clause 3.2;

Eligible Employee	means an employee who meets the conditions of Part 4 of Schedule 5;

Exit	a Takeover, Listing or Sale;

Group	means the Company and each and any of its Qualifying Subsidiaries or where the context permits, any one or more of them, and references to ‘member of the Group’ or ‘Group Company’ shall be construed accordingly;

HMRC	means Her Majesty's Revenue and Customs;

Individual Limit	means the limit on the market value of Shares subject to EMI Options which may be granted to the Option Holder as set out in paragraphs 5 and 6 of Schedule 5;

ITEPA	means the Income Tax (Earnings and Pensions) Act 2003;

Leaver	means the Option Holder in the event they cease to be an employee and, where relevant, a director of a Group Company and do not immediately become an employee and/or director of a Group Company;

Lien	means mortgages, liens, security interests, pledges, easements, rights of first refusal, options, restrictions or encumbrances of any kind;

Listing	means the admission of all of the Shares to trading on a Securities Market;

Market Value	has the meaning ascribed to it in Part VIII of the Taxation of Chargeable Gains Act 1992 but subject to paragraph 55 of Schedule 5;

New Option	has the meaning ascribed to it in clause 1.1.1;

Option	means the right to acquire Shares granted to the Option Holder under this Agreement which will be either, in whole or in part, an EMI Option or an Unapproved Option;

Performance Target	means the target(s) set out in Appendix 1 to this Agreement which govern(s) the extent to which the Option may be exercised in accordance with clause 5;

Purchaser	means the Company or such third party as nominated by the Company to whom any Shares are to be sold under this Agreement;

Qualifying Exchange of Shares	means an exchange of shares which meets the conditions of Part 6 of Schedule 5;

Qualifying Subsidiary	means a Subsidiary which qualifies under paragraph 11 of Schedule 5;

Replacement Period	means one of the periods referred to in paragraph 42 of Schedule 5;

Sale	means the sale as a going concern of the whole or a substantial part by value (to be determined in the absolute discretion of the Directors) of the assets of the Company and its subsidiaries, excluding any sale or disposal in which the transferor controls, is controlled by, or is under common control with the transferee;

Schedule 5	means Schedule 5 to ITEPA;

Securities Market	means any market which is listed under Part II, Part III or Part IV of Schedule 3 to the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 or AIM;

Share	means a B Ordinary share of £0.00001 each in the capital of the Company which is fully paid-up and non-redeemable;

Subsidiaries	has the meaning given to it in paragraph 10 of Schedule 5;

Takeover	means an unconditional agreement giving rise to a change of Control of the Company where any person (whether alone or together with any associate) becomes the beneficial owner of shares in the issued ordinary share capital of the Company carrying the right to exercise more than 50 per cent of the votes (and, for the purposes of this definition, ‘associate’ means, in relation to any person, a person who is either (i) acting in concert (as defined in the Takeover Code) with such person, or (ii) ‘a connected person’ of such person (as defined in section 1122 of the Corporation Tax Act 2010) and an ‘unconditional agreement’ includes an agreement which was conditional but has become unconditional);

Tax Liability

means all liability to:

income tax, or any other tax, which the Company or its Subsidiaries are or may be liable to account for on behalf of the Option Holder to any taxation authority;

social security or similar contributions which the Company or its Subsidiaries are or may be liable to account for (or, for which it has agreed to account) on behalf of the Option Holder to any taxation authority; and

Employer’s NICs which the Option Holder is required to pay in accordance with clauses 7.1.1 or 7.1.2,

which arises as a consequence of or in connection with the exercise, release, assignment or cancellation of the Option and/or the earmarking, holding, disposal and/or purchase of the Shares acquired pursuant to the Option (or any other securities or assets acquired or earmarked as a result of holding Shares) and/or the receipt by an ‘Associated Person’ (as defined in section 472 ITEPA) of a benefit in connection with the Option;

Unapproved Option	means the Option to the extent that it fails to satisfy the requirements of Schedule 5;

Variation	means any variation in the share capital of the Company arising from any reduction, sub-division or consolidation of capital or issue of shares by way of capitalisation of profits or reserves or by way of rights or demerger or any other variation of share capital of the Company on any distribution in specie or any special dividend; and

Working Time	has the meaning ascribed to it in paragraph 27 of Schedule 5.

2	Interpretation

2.1	In this Agreement any reference to a statutory provision will be deemed to include that provision as it may from time to time be consolidated, amended or re-enacted, and will include a reference to any subordinate legislation or regulation created under it and where the context so admits or requires, the singular will include the plural and vice versa and the masculine will include the feminine and vice versa.

2.2	The headings are for the sake of convenience only and should be ignored when construing this Agreement.

3	Option grant

3.1	Grant

Subject to the provisions of this Agreement, the Company hereby grants to the Option Holder an Option to acquire up to [●] Shares.

3.2	Exercise Price

The Exercise Price is [●].

3.3	Performance targets

The Option is subject to the Performance Target(s) referred to in Appendix 1 of this Agreement. The Performance Target(s) may only be adjusted if an event occurs which causes the Directors, acting fairly and reasonably, to believe that all or any of the Performance Target(s) are no longer a fair target, in which case the Directors can waive or adjust the Performance Target(s) accordingly. A Performance Target cannot be adjusted so that it is more difficult to satisfy.

3.4	Assignability

Subject to any right of the Option Holder’s personal representatives to exercise the Option following the Option Holder’s death, the Option will be personal to the Option Holder and will not be capable of being transferred, assigned or charged.

3.5	Articles of association

The Shares acquired on exercise of the Option are subject to the restrictions and provisions (including any conditions of forfeiture) set out in the articles of association of the Company from time to time. The restrictions on the Shares are as follows: Shares may not be sold or transferred to a third party without consent from A ordinary shareholders, the Shares have no voting rights and the Shares have no dividend rights.

3.6	Adherence to shareholder agreements

The Option Holder also unconditionally and irrevocably agrees as a condition of exercise of the Option if required by the Directors, to adhere (including, if requested, by executing a deed of adherence) to the terms of any applicable shareholders' agreement or similar agreement to which the Company may require the Option Holder to adhere in relation to the Shares acquired pursuant to the exercise of the Option.

3.7	Notification of EMI Option

The Employer Company shall, in respect of the EMI Option, complete the EMI notification form electronically so as to be received by HMRC within the period of 92 days after the Date of Grant (or such other period as may be specified by paragraph 44 of Schedule 5 at the relevant time). In addition, as Background E of this Agreement contains a declaration by the Option Holder that they satisfy the Working Time requirement, the Employer Company shall keep a copy of this Agreement which has been duly executed by the Option Holder available for inspection by HMRC at any time. A copy of the duly executed Agreement (including the Working Time declaration as contained in Background E of this Agreement) will be sent to the Option Holder within seven days of the Option Holder executing this Agreement.

4	Option limits

4.1	To the extent that the grant of this Option to the Option Holder would cause the Individual Limit to be exceeded, the number of Shares granted under this Option which exceeds the Individual Limit will form part of an Unapproved Option.

5	Rights of exercise and lapse of option

5.1	The Option may only be exercised in the circumstances referred to in clauses 5 and 1, subject to the remainder of this clause. Any such exercise must be in accordance with clause 6.

5.2	Leaver

In the event that the Option Holder becomes a Leaver, the Option will lapse with immediate effect without ever becoming exercisable unless the Directors, in their absolute discretion determine otherwise.

5.3	Exercise on Exit

Subject to the remainder of clause 5, in the event of an Exit other than a Takeover, the Option Holder may exercise the Option in full (regardless of the extent to which any Performance Targets have been satisfied).

Subject to the remainder of clause 5, in the event of a Takeover which results in the new beneficial owner having shares carrying more than 99% of the voting rights of the Company, the Option Holder may exercise the Option in full (regardless of the extent to which any Performance Targets have been satisfied).

The Directors will determine:

5.3.1	the period within which the Option may be exercised at the end of which it will cease to be exercisable and shall not be capable of becoming exercisable again as a result of any provision of this Agreement; and

5.3.2	the date or time on which the Option will lapse.

5.4	Exercise before or conditional on Exit

Subject to clause 5.7 and notwithstanding clause 5.3, the Directors may also determine that the Option may be exercised immediately before, or conditional upon, an Exit but otherwise on the basis set out in this Agreement.

5.5	Acceptance of Takeover

If the Option becomes exercisable in connection with a Takeover, it shall be a condition of exercise (unless the Directors determine otherwise) that the Option Holder agrees to:

5.5.1	accept the terms of the Takeover and sell the Shares acquired from the exercise of the Option pursuant to the Takeover, and

5.5.2	execute a power of attorney (in such terms as the Directors shall determine, acting reasonably) appointing any one or more of the Directors (or such other person or persons as the Directors shall determine) as the Option Holder’s attorney to take all such actions as are necessary to effect the exercise of the Option and sale of the resulting Shares pursuant to the Takeover.

5.6	Acquisition of Control by an employee ownership trust

Notwithstanding the remainder of this clause 5, in the event that the Directors anticipate that Control of the Company will be acquired by the trustee of an employee ownership trust that complies with sections 236H to 236U of the Taxation of Chargeable Gains Act 1992, the Directors may, in their absolute discretion, determine that such acquisition will not cause the Option to become exercisable and that clause 5.3 shall therefore not apply.

5.7	Exchange Offer

If following a Takeover the Company will be a subsidiary of a holding company where that holding company has substantially the same shareholders (with substantially the same proportionate shareholdings) as the Company immediately before the Takeover, the Option shall not, unless the Directors determine otherwise, become exercisable pursuant to clauses 5.3 to 5.4 provided the Option Holder is offered the opportunity (either in accordance with clause 1 or otherwise) to release the Option in consideration of the grant of new rights over shares in the holding company which the Directors, acting reasonably, consider equivalent to the rights under the Option (the ‘Exchange Offer’). For the avoidance of doubt, if the Option Holder does not accept the Exchange Offer, the Option will lapse.

5.8	Disqualifying Event

In relation to a Disqualifying Event, other than a Disqualifying Event dealt with in clause 5.2, the Directors may determine that the Option may be exercised immediately before or during the period of 90 days (or such other period as they in their absolute discretion determine) following the Disqualifying Event. Where the Directors determine that the Option may be exercised they will also determine the extent to which it can be exercised and the period within which it can be exercised and, in doing so, may take into account the extent to which any Performance Targets have been satisfied at the time of the Disqualifying Event.

5.9	Notifications to Option Holder

The Directors shall notify the Option Holder as soon as practicable following any determination(s) made pursuant to this clause 5.

5.10	Lapse

The Option shall lapse on the occurrence of the earliest of the following:

5.10.1	the tenth anniversary of the Date of Grant;

5.10.2	the date on which the Option Holder becomes a Leaver;

5.10.3	the expiry of any applicable period determined in accordance with clause 5.8 (Disqualifying Events);

5.10.4	unless the Directors determine otherwise, the date or time determined in accordance with clause 5.3.2;

5.10.5	the expiry of the period within which the Exchange Offer is stated to remain open for acceptance assuming the offer referred to in clause 5.7 has not been validly accepted;

5.10.6	the date on which a resolution is passed, or an order is made by the court, for the compulsory winding-up of the Company;

5.10.7	the date on which the Option Holder becomes bankrupt or does or omits to do anything as a result of which the Option Holder is deprived of the legal or beneficial ownership of the Option;

5.10.8	12 months after the date of death of the Option Holder; and

5.10.9	any other date determined in accordance with this Agreement.

6	Exercise of Option

6.1	The Option will be exercisable in whole or in part by notice in writing (in the form prescribed by the Company from time to time) given by the Option Holder (or the personal representatives of the Option Holder) to the Company. The notice of exercise of the Option will be accompanied by a remittance in cleared funds for the aggregate of the Exercise Price payable and any Tax Liability unless the Company has agreed an alternative arrangement. The effective date of exercise will be the date on which the Company is satisfied that all necessary documentation and information has been provided and that all conditions have been satisfied.

6.2	Subject to clause 7, within 30 days of the exercise of the Option, the Directors will allot or procure the transfer of the Shares in respect of which the Option has been validly exercised and will issue a definitive certificate in respect of the Shares allotted or transferred, unless the Directors consider that such allotment or transfer would not be lawful in the relevant jurisdiction. Shares so allotted or transferred will be held subject to the Company's articles of association from time to time.

6.3	Circumstances in which exercise will not be permitted

Notwithstanding any other provision in this Agreement, the exercise of the Option (in whole or in part) will not be permitted unless the Directors are satisfied at the relevant time that all conditions relating to such exercise pursuant to this Agreement have been met and (if then applicable) that such exercise would not be in breach of any applicable laws, codes or regulations relating to the acquisition of securities, or any internal code of the Company.

7	The Option Holder’s undertakings

7.1	The Option Holder unconditionally and irrevocably agrees as a condition of the Option Holder’s right to exercise the Option that to the extent lawful and unless the Directors determine otherwise:

7.1.1	there may be recovered from the Option Holder an amount equal to any liability to Employer’s NICs which arises as a consequence of or in connection with the Option;

7.1.2	the Option Holder will enter into any election or agreement required by the Directors (including, but without limitation, a joint election of the type referred to in paragraph 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992) under which the liability for any Employer’s NICs which arises as a consequence of or in connection with the exercise of the Option is transferred to the Option Holder;

7.1.3	the Option Holder will place the Group in funds and indemnify the Group in respect of the Tax Liability;

7.1.4	to the extent that the Option Holder does not place the Group in funds in accordance with clause 7.1.3, within 14 days, the Option Holder permits the Company or any member of the Group to sell on the Option Holder’s behalf at the best price which it can reasonably obtain such number of Shares transferred or allotted to the Option Holder following exercise as will provide an amount equal to the Tax Liability and/or an amount equal to the Tax Liability may be withheld from any amounts due to the Option Holder from the Group;

7.1.5	the exercise of the Option will be conditional on the Option Holder executing a tax election under section 431(1) of ITEPA to disapply fully the provisions of Chapter 2 of Part 7 of ITEPA in respect of restricted securities in such form as is approved by or agreed with HMRC under the terms of section 431(5) of ITEPA; and

7.1.6	the Option Holder will sign, promptly, all documents required by the Group to effect the terms of this provision.

8	Variation of share capital

8.1	If a Variation occurs, the number or nominal value of Shares comprised in the Option and/or the Exercise Price may be adjusted in such manner as the Directors may deem appropriate (including retrospective adjustment where a Variation occurs after the date of exercise of the Option but the record date relating to such Variation precedes such date of exercise), provided always that no material increase will be made to the aggregate Exercise Price in respect of the Option. Notice of any such adjustments to the terms of the Option will be given in writing to the Option Holder by the Directors.

8.2	Any adjustment made to the Exercise Price granted over unissued Shares which would have the effect of reducing the Exercise Price to less than the nominal value of a Share will only be made if and to the extent that the Directors are authorised to capitalise from the reserves of the Company a sum equal to the amount by which the aggregate nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted aggregate Exercise Price. The Directors may apply such sum in paying up such shortfall on such Shares so that on the exercise of the Option, the Directors will capitalise such sum and apply the same in paying up such amount.

9	Call Option and Power of Attorney

9.1	The Option Holder hereby grants the Company a right, exercisable with effect from Date of Grant, for the Purchaser to purchase any Shares obtained through this Agreement from the Option Holder for consideration equal to the Market Value (Call Option).

9.2	In order to exercise the Call Option, the Company must serve a notice of exercise on the Option Holder electronically or in such other form as the Directors shall determine (Exercise Notice).

9.3	The date of the Exercise Notice shall be determined in accordance with Clause 13 (Exercise Notice Date).

9.4	After Company serves the Exercise Notice:

9.4.1	the Shares to which the Call Option relates shall be transferred to the Purchaser by no later than 30 days after the Exercise Notice Date;

9.4.2	the Purchaser shall pay the Market Value to Option Holder in cash or in such other form;

9.4.3	the Company will carry out the formalities necessary to effect the transfer of the Shares to the Purchaser; and

9.4.4	the Option Holder shall take such actions as are necessary to transfer the Shares to the Purchaser with full title guarantee free and clear of all Liens.

9.5	the Exercise Notice pursuant to Clause 9.3 shall be deemed to constitute an A Consent (as defined in, and for the purposes of the Articles including, but not limited to, article 5.2 of the Articles) in respect of the transfer of any Vested Shares pursuant to the exercise of the Holdco Call Option.

9.6	The Option Holder hereby appoints the Company (acting by any of its directors from time to time) as its agent and attorney to:

9.6.1	execute all documents and do all acts and things in such Option Holder’s name or otherwise on such Option Holder’s behalf which the Directors shall in their absolute discretion consider necessary or desirable in order to effect the sale and transfer of the Shares to the Purchaser under this Deed; and,

9.6.2	execute any joint election required to be entered into under Rule 8.1.5, in the Option Holder’s name and on the Option Holder’s behalf.

The power of attorney set out in this Clause 9 shall be irrevocable, save with the consent of the Company.

10	Amendments

10.1	The Directors may amend this Agreement by resolution provided that:

10.1.1	no alteration will be effective to cancel or alter adversely any subsisting rights of the Option Holder unless such alteration is made with the prior written consent of the Option Holder; and

10.1.2	no amendment will have effect if it would prevent the Option from satisfying the provisions of Schedule 5.

10.2	Notwithstanding clause 10.1, the Directors may amend the provisions of this Agreement as they consider necessary or desirable in order to:

10.2.1	make them more effective or easier for the administration of this Agreement;

10.2.2	comply with or take account of the provisions of any proposed or existing legislation;

10.2.3	take account of any Takeover, Sale or Listing; or

10.2.4	obtain or maintain favourable tax or regulatory treatment for the Company or any member of the Group or the Option Holder without the need for the consent of the Option Holder provided that such amendments or additions do not affect the basic principles of this Agreement.

11	Administration

11.1	The decision of the Directors in relation to any dispute or question affecting the Option Holder or as to any rights or obligations pursuant to this Agreement or in relation to its construction or effect will be final and conclusive.

11.2	The Company may, but will not be obliged to, provide the Option Holder with copies of any notices, circulars or other documents sent to shareholders of the Company.

12	General

12.1	The Company will at all times ensure that there are sufficient Shares available for issue or to be transferred in satisfaction of the outstanding Option.

12.2	Notwithstanding any other provision of this Agreement, the grant of the Option will not form part of the Option Holder's entitlement to remuneration or benefits pursuant to the Option Holder’s employment contract nor does the existence of an employment contract give the Option Holder any right or entitlement to have the Option granted to the Option Holder or any expectation that the Option will or might be granted to the Option Holder. The rights and obligations of the Option Holder under the terms of the employment contract will not be affected by the grant of the Option. The Option Holder will not be entitled to any compensation or damages for any loss or potential loss which the Option Holder may suffer by reason of being or becoming unable to exercise the Option in consequence of the termination of the Option Holder’s employment contract for any reason or for any other reason which may cause the Option to lapse (including, without limitation, any breach of contract) or in any other circumstances whatsoever. The benefit of this provision is given for the Company, for itself and as trustee and agent of all of its subsidiaries and associated companies. The Company will hold the benefit of this provision on trust for all of them and may assign the benefit of this provision to any of them.

12.3	The Option Holder hereby acknowledges that the Company is under no obligation to ensure that a Disqualifying Event does not occur. Furthermore, the Option Holder agrees that she shall have no claim against the Company arising in relation to the change in the tax treatment of the Option Holder in respect of the EMI Option following a Disqualifying Event occurring. Although the Company intends this Option to rank as an EMI Option, no warranty is given by the Company that this Option does in fact qualify as an EMI Option nor that it will continue to do so.

13	Notices

Any notice or other communication in connection with this Agreement to be given to the Company shall be delivered or sent by post to its registered office or by any other written means which the Company and the Option Holder use to communicate with each other and which the Company shall prescribe, and in all cases shall be effective upon receipt. Any notice or other communication to be given to the Option Holder in connection with this Agreement shall be delivered to that individual’s place of work or by email (if the Option Holder is still an employee of the Group) or sent through the post in a prepaid cover addressed to the Option Holder at the address last known to the Company and if so sent shall be deemed to have been duly given on the date of posting. Any document so sent to the Option Holder shall be deemed to have been duly delivered notwithstanding that the Option Holder is then deceased (and whether or not the Company has notice of the Option Holder’s death) except where the legal personal representatives have established their title to the satisfaction of the Company and supplied to the Company an address to which documents are to be sent.

14	Stamp duty

Any stamp duty or stamp duty reserve tax payable in respect of a transfer of Shares to or at the direction of the Option Holder (other than stamp duty or stamp duty reserve tax payable on the sale of Shares by the Company at the direction of the Option Holder) shall be paid by the Company.

15	Contracts (Rights of Third Parties) Act 1999

Except as expressly provided by the Company, a person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) 1999 to rely upon or enforce any provisions of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act. The Option Holder may not declare that the Option Holder is a trustee of the Option Holder’s rights under this Agreement for the benefit of any third parties.

16	Governing law

This Agreement and the Option granted under it and any dispute or claim arising out of, or in connection with it, its subject matter or formation shall be governed by, and construed in accordance with, the laws of England and Wales. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of, or in connection with, this Agreement, its subject matter or formation.

This document has been executed and delivered as a deed on the date written at the beginning of it.

Executed as a deed by Vertical Aerospace Group Ltd acting by [●], director, in the presence of:
Director

Name of witness:

Address:

Occupation:

Executed as a deed by	Signature

in the presence of:

Name of witness:

Address:

Occupation:

Appendix 1
Performance Targets

[●]